SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 1-14926

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2010

KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

Disposal of Treasury Stock

A. Total number of shares to be disposed

1.	Common stock: 18,427 shares

B. Estimated aggregate disposal price

1.	Common stock: 856,855,500 Won

C. Disposal period

1.	Beginning period: May 3, 2010

2.	Ending period: May 3, 2010

D. Purpose of disposal: To make long-term incentive payments to executive directors

E. Method of disposal: disposed over the counter

F. Details of treasury stock before disposal

1.	Direct holdings

a.	Common stock: 17,915,340 shares

b.	Ratio (%): 6.9

2.	Holding through trust contract

a.	Common stock: None

b.	Ratio (%): N/A

G. Date of board resolution: April 29, 2010

H. Attendance of auditors: present

I. Other relevant matters:

1.	Estimated aggregate disposal price above was calculated based on the closing price of our common stock one day prior to the date of board resolution, which was Won 46,500 per share

2.	No trust brokerage involved

3.	Distributed for individuals after obligatory deposition under a Korea Securities Depositary for 2 years from the date of board resolution

4.	All the members of audit committee are outside directors